Copano Energy 1200 Smith Street, Suite 2300 Houston, Texas 77002 T 713 621 9547 F 713 621 9545 www.copano.com

August 28, 2012

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jennifer Thompson, Accounting Branch Chief

Re:           Copano Energy, L.L.C
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 29, 2012
File No. 1-32329

Ladies and Gentlemen:

This letter sets forth the response of Copano Energy, L.L.C. (together with wholly owned subsidiaries, the “Company”) to the comment letter dated August 14, 2012 (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) relating to the Company’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2011  (the “Annual Report”).  Set forth below are the responses of the Company to the Staff’s comments. For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, underlined text.  All references to page numbers and captions correspond to the Annual Report unless otherwise specified.

Form 10-K for Fiscal Year Ended December 31, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 59

Our Results of Operations, page 73

1.  Please clearly disclose how you calculate segment gross margin per unit. Specifically explain how you calculated your Texas segment gross margin per unit for fiscal 2011.

We acknowledge the Staff’s comment. We calculate segment gross margin per unit by dividing a segment’s total gross margin by that segment’s total service throughput.  Our presentation of the Texas segment’s average service throughput per day for 2011 includes an adjustment to reflect the impact of a substantial increase in average daily volume due to a new project placed into service near the end of the year.  However, our Texas segment gross margin per unit of $0.70 was calculated as $184,437,000 divided by the segment’s actual total service throughput, which was 265,330,585 MMBtu.  We have illustrated the two calculations in the table below.

United States Securities and Exchange Commission
August 28, 2012

		Actual		Volume Adjusted
2011 service throughput per day (MMBtu)		726,933		726,933
Service throughput per day for new project placed in service late in 2011		—		68,564
Service throughput per day (MMBtu)	(A)	726,933		795,497	(1)
Days in year	(B)	365		365
Service throughput (MMBtu)	(A)*(B)=(C)	265,330,545		290,356,405

Texas segment gross margin	(D)	$184,437,000		$184,437,000

Texas segment gross margin per unit	(D)/(C)	$0.70	(2)	$0.64

(1) Reported.

In future filings, we will eliminate any adjustment to average daily volumes for new assets recently placed in service so that the reader will be able to recalculate segment gross margin per unit using our daily average volume multiplied by 365, then divided into our total segment gross margin.  In addition, we will clarify future presentations of 2011 service throughput volumes in Texas to indicate actual and volume-adjusted amounts.

2.  Please revise your analyses of segment gross margin to provide a narrative discussion of the extent to which changes in segment revenues are attributable to changes in prices, volumes, and/or new projects, products, or services. Although we note your disclosure of the percentage change in commodity prices, throughput, and production between periods, it does not appear that you disclose the direct quantitative impact of those factors on your revenues.  To balance your revenue discussion, please also consider quantifying how those factors or other material contributing factors impacted your cost of natural gas and natural gas liquids and transportation costs.  See Item 303(a)(3)(iii) of Regulation S-K.

We acknowledge the Staff’s comment. We analyze and discuss our results of operations based on the primary drivers of our business.  Our business is generally to purchase and resell natural gas and natural gas liquids for a floating margin (referred to in this discussion as “commodity-sensitive margin”) or to gather, process, fractionate, transport or market natural gas or NGLs for a fee (“fee-based margin”). Our fee-based margin consists of fixed fees and fixed discounts under buy-sell arrangements.  For commodity-sensitive margins and fee-based margins under buy-sell arrangements, period-to-period variances attributable to price and volume changes generally impact revenue and cost of sales in the same way.  For example, under some of our producer contracts, we purchase the natural gas we gather from producers for an index-based price less a discount; we then sell the gas to third parties at the same index price. Changes in the index price would be reflected in both our cost of sales from the purchase and our revenue from the resale. Similarly, an increase or decrease in the volumes we purchase generally would be reflected in the volumes we sell.  Variances in fixed-fee-based revenue are largely attributable to changes in volumes, as changes in commodity prices have no direct material impact on the fixed fees we charge.

United States Securities and Exchange Commission
August 28, 2012

Instruction 1 to Item 303(a) of Regulation S-K provides that “the registrant’s discussion and analysis shall be of the financial statements and other statistical data that the registrant believes will enhance a reader’s understanding of its financial condition, changes in financial condition and results of operations.”  Additionally, in 2003, in an effort to improve the overall quality and effectiveness of the disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”), the Commission reminded companies:

MD&A should be a discussion and analysis of a company’s business as seen through the eyes of those who manage that business. Management has a unique perspective on its business that only it can present. As such, MD&A should not be a recitation of financial statements in narrative form or an otherwise uninformative series of technical responses to MD&A requirements, neither of which provides this important management perspective. Through this release we encourage each company and its management to take a fresh look at MD&A with a view to enhancing its quality. We also encourage early top-level involvement by a company’s management in identifying the key disclosure themes and items that should be included in a company’s MD&A.

“Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations: Supplementary Information – I. Overview – B. Approach to MD&A”, Release No. 33-8350, Effective Date: December 29, 2003.

The variance analysis presented in Our Results of Operations is focused on segment gross margin as opposed to revenue because management evaluates our period-to-period performance based on changes in segment gross margin, not changes in segment revenues and cost of sales. Please see “Management’s Discussion and Analysis of Operations and Financial Condition – How we Evaluate our Operations – Segment Gross Margin and Total Segment Gross Margin” in our Annual Report.

Instruction 4 to Item 303(a) of Regulation S-K provides, with respect to discussion of year-to-year changes, that the changes “shall be described to the extent necessary to an understanding of the registrant’s businesses as a whole,” but also provides that “...if the causes for a change in one line item also relate to other line items, no repetition is required and a line-by-line analysis of the financial statements as a whole is not required or generally appropriate.” Providing readers with financial information at the segment gross margin level allows for a more meaningful, concise discussion of the variances between periods and provide investors with the same information that our management uses to evaluate our operations.  In our view, separate discussions of revenue and cost of sales would be repetitive without enhancing the reader’s understanding.

Generally, our management evaluates commodity price and volume trends alongside segment gross margin trends in evaluating our segment and overall performance, as opposed to precise quantitative impacts of changes in commodity prices and volumes.  To discern the precise impact of commodity prices and throughput on segment revenues and cost of sales, or segment gross margin, would require detailed analysis of various factors impacting the revenue and cost of sales associated with each of our contracts following each reporting period. Our contract mix includes pricing terms typical for the midstream industry, with varying levels of commodity price sensitivity, including fee-based, percent-of-proceeds, percent-of-index and keep-whole terms.  In addition to compensating us for gathering,

 United States Securities and Exchange Commission
August 28, 2012

transportation, processing, or fractionation services, many of our contracts also allow us to charge fees for treating, compression, dehydration, nitrogen rejection or other services.  Our contracts often combine two or more types of pricing terms.  The terms of any individual contract will depend on a number of factors, including gas quality, NGL content, downstream transportation requirements, the competitive environment at the time the contract is executed and producer requirements.

Given the wide variety and complexity of our contract portfolio, we believe that the exercise of determining the precise quantitative impact of commodity prices and volumes under each of our contracts would be unduly burdensome, and that the data would not be more useful to a reader’s understanding of our overall financial condition, changes in our financial condition or our results of operations than other information we already provide to our investors.  We provide price and volume trend information in the introduction to MD&A, as well as additional narrative discussion regarding the extent to which changes in our gross margin are attributable to prices or volumes.  In addition, to help investors understand our commodity-price sensitivity, we provide a percentage breakdown of our quarterly gross margin by contract pricing term and a sensitivity analysis based on our operating models in Quantitative and Qualitative Disclosures About Market Risk.  For investors and analysts who want more detailed information about our commodity price sensitivity, we provide additional information from our operating models in our investor presentations.

We have and will continue to identify and quantify the impact to gross margin of significant events such as assets recently placed in service, service interruptions or revenue or cost items that disproportionately affect gross margin.

In summary, we believe that, in addition to meeting the technical requirements of Item 303(a) of Regulation S-K, our current disclosure is consistent with the Instructions to Item 303(a) and the Commission’s guidance regarding the disclosure objectives of MD&A.

Liquidity and Capital Resources, page 79

3.  You disclose on page 79 that short-term cash requirements, “such as operating expenses, capital expenditures to sustain existing operations and quarterly distributions to our unitholders are expected to be funded through operating cash flows” and that you “expect to fund long-term cash requirements for expansion projects and acquisitions through several sources, including operating cash flows, borrowings under our revolving credit facility and issuances of additional equity and debt securities.” Based on your statements of cash flows, we note that distributions to unitholders during fiscal years 2010 and 2011 exceeded your operating cash flows during those periods and that your net long-term debt increased by over $400 million during fiscal 2012.  We also note your disclosures on pages 80 and 81 that you anticipate incurring approximately $301 million in additional expansion capital expenditures during fiscal 2012, a significant increase from your capital expenditures during the periods presented in your filing, and that you have received non-investment grade credit ratings from two major credit rating agencies.  Considering these liquidity trends, please enhance your disclosures regarding your ability to meet upcoming cash requirements over both the short and long term.  For example, if you have decided to raise material external equity or debt financing,

 United States Securities and Exchange Commission
August 28, 2012

or if you are reasonably likely to do so in the future, discussion and analysis of the amounts or ranges involved, the nature and terms of the financing, other features of the financing plans, and the impact on your cash position and liquidity should be considered and may be required.  Also discuss any challenges you have experienced or expect to experience in obtaining favorable debt financing.  Please refer to Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

We acknowledge the Staff’s comment.  In future filings, we will enhance our disclosures regarding our ability to meet upcoming cash requirements over both the short and long term.  Our increased long-term debt is attributable mainly to a significant capital expansion program with projects supported by long-term, fee-based producer volume commitments. Our expectation is that, as these projects are completed and placed in service, the resulting additional operating cash flows will reduce our leverage and enhance our ability to meet our cash requirements, including distributions to unitholders. Our Annual Report disclosure covers all known trends and expectations regarding our liquidity and capital resources relating to our financing plans.

4.  We note from your disclosures on page 81 that you have received non-investment grade credit ratings from two major credit rating agencies.  Please disclose in future filings the factors that may materially influence your credit ratings, the potential implication of known or reasonably likely change in credit ratings or credit ratings outlook, and management’s expectations of your credit ratings.

We acknowledge the Staff’s comment.  In future filings, we will disclose the factors that may materially influence our credit ratings and the potential implications of known or reasonably likely changes in our credit ratings or credit ratings outlook.  We do not believe that disclosure of management’s expectations of our credit ratings (beyond disclosure of the potential implication of a reasonably likely change in our rating or outlook based on formal correspondence with credit rating agencies) would be prudent.  Without formal correspondence from a credit ratings agency, we believe that judgments about our future credit ratings would be speculative, and disclosure of such speculation could unnecessarily undermine our credit rating.

Critical Accounting Policies and Estimates, page 85

Investments in Unconsolidated Affiliates, page 85

5.  We note that you recorded significant impairments in your equity method investments during 2011 and the first quarter of 2012.  In light of these recent significant impairments, please expand your disclosure in future filings to provide more information about the likelihood of future impairments to your equity method investments.  In doing so, you should consider whether a reasonably likely change in your assumptions would result in further impairment, and if so, elaborate on the nature of this risk and resulting possible range of impairment for your readers.  You may also wish to provide sensitivity information about some of your assumptions to clarify this for your readers, if practicable.

 United States Securities and Exchange Commission
August 28, 2012

We acknowledge the Staff’s comment.  A future material impairment may be triggered by significant decreases in producers’ production and drilling activity or a significant increase in our cost of capital.  We are not able to reasonably estimate a range of future impairment amounts since many of the assumptions we use in our fair value models are predominantly tied to volatility of commodity and financial markets, producers’ access to capital and their production and drilling activity and effects of government regulation and policies.

For example, the assumptions that underlie our probability-weighted discounted cash flow valuation of our investments (discussed in Note 9 to the consolidated financial statements in the Annual Report) include a discount rate reflective of our cost of capital and estimated contract rates, volumes (i.e. loss of dedicated acreage, increased competition, or well production changes), operating and maintenance costs, capital expenditures and a terminal value.  We monitor and factor into our assumptions natural gas and natural gas liquid prices for regions our joint ventures service and producers’ response to the forecasted pricing environment.  In addition, we maintain discussions with producers in the gathering regions to monitor changes in their future production and drilling plans so as to forecast the future cash flow of the systems as well as future cash needs for potential system expansion.

In future filings, we will expand our disclosures to provide additional information regarding the factors and assumptions that are used to evaluate impairments of our equity-method investments and the nature of risks that a reasonably likely change in our assumptions would result in further impairment.

Impairment of Long-Lived Assets, page 86

6.  We note your disclosure in the last paragraph on page 86 that a decrease in your “estimated future undiscounted cash flows associated with certain assets of 10% could result in a potential impairment of these assets.”  Please disclose in future filings additional information regarding any assets at risk of impairment.  For example, consider disclosing the carrying value of such assets and, if estimable, a range of potential impairment charges assuming a reasonably likely decline in your cash flow estimates.

We acknowledge the Staff’s comment.  To the extent that we identify significant assets that are at risk of material impairment, we will expand our disclosure in future filings to provide a discussion of the subject asset, and we will consider disclosing the carrying value of such asset and, if estimable, a range of the potential impairment charge, assuming a reasonably likely decline in our cash flow estimate.

Notes to Consolidated Financial Statements, page F-7

Net Income Per Unit, page F-14

7.  Your disclosures on page 81 indicate that your cash distributions include distributions on restricted common units and phantom units issued under your LTIP.  Please tell us if you issue share-based awards that entitle recipients to receive dividends even if the awards do not vest.

 United States Securities and Exchange Commission
August 28, 2012

If so, please tell us if you consider these awards to be participating securities under ASC 260-10-45-59A and 61A and clarify how you apply the two-class method in your net income per unit computations.

We acknowledge the Staff’s comment. We are aware that Accounting Standards Codification (“ASC”) 260 – “Earnings per Share – Participating Securities and the Two-Class Method” (ASC 260-10-45-61A) concludes that unvested awards that accrue distributions or distribution equivalents (whether paid or unpaid) any time the common unitholders receive distributions – when those distributions do not need to be returned to the entity if the employee forfeits the award are considered to be participating securities (as defined in ASC 260-10-20) for earnings per unit calculations.  Although the unvested restricted common units and phantom units issued under the Company’s Long Term Incentive Plan include distribution equivalent rights (“DER”) (subject to the same vesting and forfeiture restrictions as the underlying award), the DERs are not paid unless the related award vests and as such, are not considered participating securities as defined in ASC 260-10-20 and, therefore, we do not apply the two-class method to net income (loss) per unit computations under ASC 260-10-45-59A and 61A.

The disclosure on page 81 of our Annual Report includes the accrued amounts of DERs on outstanding unvested awards to disclose total expected cash outflows for distributions for the quarter as if all awards vested.  For accounting purposes, if awards are forfeited, that DER payable is reduced accordingly.

Note 6 – Members’ Capital and Distributions, page F-31

8.  Please tell us and disclose in greater detail the general terms of your phantom unit awards, particularly the settlement options, and the related accounting treatment.  In doing so, explain whether or not you classify your phantom units as liability or equity awards and tell us the basis for your conclusion.

We acknowledge the Staff’s comment. We have two types of phantom units – (1) service-based awards and (2) performance-based awards. All outstanding service-based phantom units vest over periods of 3 to 6 years and include tandem distribution equivalent rights, which are subject to the same vesting and forfeiture terms as the related phantom unit.  Upon vesting, the grantee is entitled to an amount equal to the cash distributions made with respect to a common unit during the period from the time of grant until vesting.  All unvested service-based phantom units will be automatically forfeited upon termination of the grantee’s employment, except as otherwise provided in the applicable award agreement.  Upon vesting, the awards are settled net of taxes with cash or common units, as determined by the Compensation Committee of the Company’s Board in its discretion.  To date, all vested phantom units have been settled by issuing common units. Additionally, the Company has the ability to deliver common units and is not required to settle the award in cash if a contingent event occurs. Service-based phantom units are accounted for as equity awards since the plan permits the Company to settle them in equity (ASC 718-10-25-15).  For service-based phantom unit awards, compensation cost is measured based on the fair value of the award on the date of grant and is recognized over the service (vesting) period of the award (ASC 718-10-35).

 United States Securities and Exchange Commission
August 28, 2012

All outstanding performance-based phantom units cliff vest after three years provided that a specified performance goal, which is declaration of a specified annualized distribution per common unit, is met at any time during the three-year vesting period.  The performance-based phantom units may vest at a threshold (50%), target (100%) or maximum (200%) level depending on the level of achievement of the performance goal.  The performance-based phantom unit awards include tandem distribution equivalent rights, which are subject to the same vesting and forfeiture terms as the related phantom unit.  All unvested performance-based phantom units will be automatically forfeited upon termination of the grantee’s employment, except as otherwise provided in the applicable award agreement.  Upon vesting, a grantee is entitled to an amount equal to the cash distributions made with respect to a common unit during the period from the time of grant until vesting.  Upon vesting, the awards are settled net of taxes with cash or common units, as determined by the Compensation Committee of the Company’s Board in its discretion.  To date, all vested phantom units have been settled by issuing common units. Additionally, the Company has the ability to deliver common units and is not required to settle the award in cash if a contingent event occurs. These awards are accounted for as equity awards since the plan permits the company to settle them in equity (ASC 718-10-25-15).  Since these awards contain performance conditions that affect the level of vesting, compensation cost is recognized and adjusted quarterly over the vesting period to record compensation expense equal to the probable estimated ultimate outcome of the performance award (ASC 718-10-30-15).

In future filings, we will expand our discussion of our phantom unit award programs and the associated accounting treatment by including the general terms of our phantom unit awards discussed above and the related accounting treatment.

Note 9 – Financial Instruments, page F-41

9.  We note that your Level 3 reconciliation tables on page F-46 include a line item named “Non-cash amortization of option premium.”  Please tell us what this line item represents and clarify your disclosures accordingly.

We acknowledge the Staff’s comment. “Non-cash amortization of option premium” relates to the impact of fair value changes in extrinsic value of the Company’s Level 3 options as reflected in the statement of operations.  The Company presents the line item to provide additional disclosure regarding the composition of “Total gains or losses:” resulting from changes in Level 3 asset values.  The Company believes this incremental disclosure is useful to financial statement users to highlight the significant period costs of managing the Company’s commodity price risk through an option-based risk management portfolio.

In future filings, we will add a footnote to the Level 3 reconciliation tables describing the amortization of option premiums.

In connection with responding to the Staff’s comments, we acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, and (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing.  We also acknowledge the Staff’s position that the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

 United States Securities and Exchange Commission
August 28, 2012

In you have any questions or comments regarding this letter, please contact our outside counsel, Jeffery K. Malonson of Vinson & Elkins L.L.P., at (703) 758-3824.

Sincerely,

COPANO ENERGY, L.L.C.

	By:	/s/ Carl A. Luna
Carl A. Luna
Senior Vice President and
Chief Financial Officer
cc: Jeffrey K. Malonson